Exhibit 99.1

On Reports First Quarter 2022 Results
•On had a very strong start into the year, exceeding expectations. Net sales increased by 67.9% in Q1 2022, with the direct-to-consumer and wholesale business growing nearly equally and contributing to another record top-line quarter. Continued very strong consumer demand, successful new product launches, and extraordinary teamwork to mitigate the supply chain headwinds, allowed On to win market share at an accelerated pace in the first quarter 2022.
•On records Q1 2022 net sales of CHF 235.7 million, net income of CHF 14.3 million and adjusted EBITDA of CHF 15.7 million despite the continued challenging supply chain environment.
•On delivers a first quarter gross profit margin of 51.8%, down from 57.6% in the prior year period, reflecting transitory headwinds from higher airfreight share and the corresponding expenses.
•The success of On's new product launches, the feedback from retail channels as well as the strength of the supply chain give On additional confidence in its growth aspirations in 2022. On is therefore raising its guidance for the full fiscal year 2022 and now expects net sales of at least CHF 1.04 billion.
•On continues to innovate at the highest level and explore ways to move away from petroleum-based resources. The first quarter saw On's biggest product launch in history with the all-new Cloud 5, made with an industry-leading 44% of recycled content. On further announces a new cushioning technology to be introduced in Spring 2023, called Cloudtec Phase™, which was generated using advanced Finite Element Analysis (FEA) simulation.

ZURICH, Switzerland, May 17, 2022 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the first quarter ended March 31, 2022.

Martin Hoffmann, Co-CEO and CFO of On, said: “We are extremely proud and grateful to report that we continue to see strong demand for the On brand globally and we had an outstanding start to 2022. Our team has once again done phenomenal work to navigate through an uncertain supply chain environment and to mitigate the impacts from last year's factory closures. While the transitory supply shortage had still limited our ability to fulfil all of the demand, we were able to ship more products to our customers than expected while also maintaining profitability. In March, for the first time in our history, we were able to ship more than 1 million pairs of shoes in a single month. Building on the strong first quarter and 12 years after our foundation, we anticipate to surpass the groundbreaking hurdle of CHF 1 billion in sales for the full year 2022. We are thrilled to continue to see the On community growing and are excited to announce the further expansion of our presence to most countries in Latin America in the second half of 2022 - this namely includes the introduction of Argentina, Bolivia, Chile, Colombia, Peru and Uruguay as distributor markets.”

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “With the accelerated pace of market share gains in the first quarter of 2022, we made further progress towards our goal to be the number one brand on runners' feet. We have supported this positive trend with the launch of a number of key new Performance Running styles that are seeing significant traction with consumers, both online and with our retail partners. In addition, with our Lighting program, we have a dedicated team that is focused on one mission: developing the fastest products possible and working together with our most talented athletes to reach their full potential. This quarter also saw our biggest product launch in history - with the Cloud 5, the latest and most environmentally friendly iteration of our flagship product in the Performance All Day category, we continue to drive the industry in sustainable innovations."

First Quarter 2022 Financial and Operating Metrics
Key highlights for the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 include:
•    net sales increased 67.9% to CHF 235.7 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 68.0% to CHF 83.4 million;
•    net sales through the wholesale sales channel increased 67.8% to CHF 152.3 million;
•    net sales in Europe, North America and Asia-Pacific increased 31.3% to CHF 74.9 million, 86.5% to CHF 138.4 million and 125.9% to CHF 16.4 million, respectively;
•    net sales from shoes, apparel and accessories increased 69.0% to CHF 222.5 million, 44.9% to 11.4 million and 111.8% to 1.8 million
•gross profit increased 51.0% to CHF 122.1 million;
•    gross profit margin decreased to 51.8% from 57.6%;
•    net income (loss) increased to CHF 14.3 million from CHF (10.5) million;

•net income (loss) margin increased to 6.1% from (7.4)%;
•    adjusted EBITDA decreased (21.1)% to CHF 15.7 million from CHF 19.9 million;
•adjusted EBITDA margin decreased to 6.7% from 14.2%;
•adjusted net income increased to CHF 17.0 million from CHF 13.7 million;
•adjusted basic EPS Class A (CHF) increased 8.5% to CHF 0.05; and
•adjusted diluted EPS Class A (CHF) increased 9.5% to CHF 0.05.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS and adjusted diluted EPS are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS and adjusted diluted EPS enhance investors understanding of our financial and operating performance from period to period because they exclude certain material items related to share-based compensation and other costs which are not reflective of our ongoing operations and performance. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS and adjusted diluted EPS margin should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook
We are incredibly excited for what is ahead of us for the remainder of 2022. This includes groundbreaking innovations on sustainability, many athletes that will compete in On gear on the big stages throughout the upcoming summer months and even more exciting footwear and apparel products, especially in our core running range.

While many of our teams around the world have been returning to our respective offices, our colleagues in China and particularly in Shanghai are currently going through one of the toughest phases since the beginning of the COVID-19 pandemic. Given the relatively small overall net sales share of China, we do not expect a significant impact from selected local lock-downs in China on our top or bottom-line.

However, in response to the transitory impacts from production shortages in the second half of 2021 in Vietnam, we expect to continue to use air freight in the second quarter of 2022 to further balance inventory levels against the strong demand. As such, we continue to expect a headwind to our cumulative gross profit margin for the first half of 2022 in the range of 700-800 basis points.

The strong first quarter 2022 results put us in a good position to surpass our growth aspirations for 2022 and drive higher growth than previously anticipated. For the fiscal year ending December 31, 2022, we now expect net sales to exceed CHF 1.04 billion, representing a year-over-year growth of at least 44% compared to 2021. The higher anticipated net sales will allow additional, growth focused investments into the brand and the team while increasing our adjusted EBITDA target for the full year to CHF 137 million and the corresponding adjusted EBITDA margin to 13.2%. Other than with respect to IFRS net-sales, we only provide guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below.

Conference Call Information
A conference call to discuss third quarter results is scheduled for May 17, 2022 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 760 294 16 74
United Kingdom:    +44 203 059 58 69
Switzerland:        +41 91 261 14 47

No access code necessary

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://event.on24.com/wcc/r/3766807/E103942F1045344B91E35333B2D447D9. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Twelve years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fuelled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA and adjusted EBITDA margin, exclude certain material items relating to share-based compensation and other costs which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.

However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS or net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. For more information on these non-IFRS measures, please see the section captioned "Reconciliation of Non-IFRS Measures" included in the accompanying financial tables, which includes more detail on the IFRS measure that is most directly comparable to each non-IFRS measure, and the related reconciliations between these measures.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19; the ongoing conflict between Russia and Ukraine; our highly competitive market and increasing competition; our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; rising inflation rates due to material shortages, transportation bottlenecks and rising shipping costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Florian Maag
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated Interim Statements of Income / (Loss) (unaudited)

	Three-month period ended March 31,
(CHF in thousands)	2022	2021

Net sales	235,681	140,393
Cost of sales	(113,607)	(59,561)
Gross profit	122,074	80,832
Selling, general and administrative expenses	(118,703)	(91,733)
Operating result	3,371	(10,901)
Financial income	310	6
Financial expenses	(1,499)	(518)
Foreign exchange result	17,190	2,679
Income / (loss) before taxes	19,372	(8,734)
Income taxes	(5,028)	(1,718)
Net income / (loss)	14,344	(10,452)
Earnings per share

Basic EPS Class A (CHF)	0.05	(0.04)
Diluted EPS Class A (CHF)	0.04	(0.04)

Consolidated Interim Balance Sheets (unaudited)

(CHF in thousands)	3/31/2022	12/31/2021

Cash and cash equivalents (excluding bank overdrafts)	626,254	653,081
Trade receivables	130,556	99,264
Inventories	162,451	134,178
Other current financial assets	36,934	30,054
Other current operating assets	58,743	48,024

Current assets	1,014,938	964,601

Property, plant and equipment	46,823	34,399
Right-of-use assets	180,172	177,889
Intangible assets	57,662	57,464
Deferred tax assets	3,859	2,171

Non-current assets	288,516	271,923

Assets	1,303,454	1,236,524

Trade payables	42,713	45,939
Other current financial liabilities	55,723	20,096
Other current operating liabilities	116,315	121,673
Current provisions	14,954	14,903
Income tax liabilities	7,942	2,400

Current liabilities	237,647	205,011

Employee benefit obligations	6,250	5,853
Non-current provisions	5,024	4,442
Other non-current financial liabilities	169,111	167,228
Deferred tax liabilities	7,067	5,611
Other non-current liabilities	38	—

Non-current liabilities	187,490	183,134

Share capital	33,454	33,454
Treasury shares	(25,836)	(25,035)
Capital reserves	1,060,187	1,043,987
Other reserves	(3,227)	(3,422)
Accumulated losses	(186,261)	(200,605)

Equity	878,317	848,379

Equity and liabilities	1,303,454	1,236,524

Consolidated Interim Statements of Cash Flow (unaudited)

	Three-month period ended March 31,
(CHF in thousands)	2022	2021

Net income / (loss)	14,344	(10,452)
Share-based compensation	1,219	25,482
Employee benefit expenses	395	364
Depreciation and amortization	9,308	5,325
Interest income and expenses	2,330	416
Net exchange differences	(16,735)	34
Income taxes	5,028	1,718
Change in provisions	317	2,861
Change in working capital
Trade receivables	(28,893)	(21,785)
Inventories	(25,253)	(22,813)
Trade payables	(3,322)	(10,011)
Change in other current operating assets / liabilities	(19,135)	11,997
Income taxes paid	(2,782)	(610)
Cash inflow / (outflow) from operating activities	(63,179)	(17,474)

Purchase of tangible assets	(14,102)	(2,667)
Purchase of intangible assets	(2,226)	(2,652)
Payment of contingent considerations	—	(200)
Cash inflow / (outflow) from investing activities	(16,328)	(5,519)

Payments of lease liabilities	(4,387)	(1,551)
Proceeds from issue of shares	—	71
Proceeds on sale of treasury shares related to share-based compensation	16,821	—
Interests paid	(1,260)	(414)
Cash inflow / (outflow) from financing activities	11,174	(1,894)

Change in net cash and cash equivalents	(68,333)	(24,887)
Net cash and cash equivalents at January 1	653,081	90,595
Net impact of foreign exchange rate differences	15,663	1,360
Net cash and cash equivalents at March 31*	600,411	67,068
* Net cash and cash equivalents are net of bank overdrafts (CHF 25,843 thousand at March 31, 2022 and CHF 0 at December 31, 2021).

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below reconciles net income / (loss) to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Net income / (loss)	14,344	(10,452)	237.2%
Exclude the impact of:
Income taxes	5,028	1,718	192.7%
Financial income	(310)	(6)	4846.1%
Financial expenses	1,499	518	189.3%
Foreign exchange result(1)	(17,190)	(2,679)	541.6%
Depreciation and amortization	9,308	5,325	74.8%
Share-based compensation(2)	3,031	25,482	(88.1)%
Adjusted EBITDA	15,710	19,906	(21.1)%
Adjusted EBITDA Margin	6.7%	14.2%	(53.0)%
(1)    Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.

Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and other costs which are not reflective of our ongoing operations and performance and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in thousands, except per share data)	2022	2022	2021
	Class A	Class B	Class A

Net income / (loss)	12,773	1,571	(10,452)
Exclude the impact of:
Share-based compensation(1)	2,699	332	25,482
Tax effect of adjustments(2)	(346)	(42)	(1,329)
Adjusted Net income	15,126	1,861	13,701

Weighted number of outstanding shares(4)	280,849,324	345,437,500	276,057,806
Weighted number of shares with dilutive effects(4)	3,502,362	7,492,339	5,977,256
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,351,686	352,929,839	282,035,062

Adjusted EPS (CHF)	0.05	0.005	0.05
Adjusted Diluted EPS (CHF)	0.05	0.005	0.05
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in thousands)	2022	2021	% Change

Accounts receivables	130,556	99,264	31.5%
Inventories	162,451	134,178	21.1%
Trade payables	(42,713)	(45,939)	(7.0)%
Net working capital	250,294	187,503	33.5%